

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2014

Via E-mail
Spencer M. Rascoff
President and Chief Executive Officer
Zebra Holdco, Inc.
c/o Zillow Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

> **Re: Zebra Holdco, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 20, 2014**
> **File No. 333-198695**
>
> **Trulia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35650**

Dear Mr. Rascoff:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated October 9, 2014.

Zebra Holdco

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers about the Mergers and the Special Meeting, page 1

1.   We note your responses to prior comments 3 and 24. Please revise the disclosure in the Q&A, summary and background of the merger sections to disclose the purpose for authorizing nonvoting Class C common stock. In this regard, we note the disclosure on pages 185 and 186 that authorization and issuance of a nonvoting class of common stock would prevent the dilution of Holdco shareholders' voting power, including that of Zillow's founders who, after the mergers, will have the unilateral ability to elect all of Holdco's directors and to determine the outcome of most matters submitted to a vote of Holdco's shareholders.

2.   We note your response to prior comments 4 and 12 and reissue the comments in part. Please revise your discussion of the different interests held by certain directors of Trulia in the Q&A and summary sections to quantify the value of such interests.

Background of the Mergers, page 91

3.   We note your response to prior comment 19. Please briefly describe the "changing dynamics in the marketplace" that make a business combination with Zillow more attractive to Trulia stockholders at this time.

Opinion of Financial Advisor to Zillow, page 107

4.   We note your response to prior comment 28. Please include the substance of your response in this section of the registration statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, Zillow, Inc. and Trulia, Inc.

Note 2. Basis of Pro Forma Presentation, page 60

5.   We note your response to prior comment 15 and your revised disclosure related to the valuation of Trulia's convertible debt. Please tell us the following:
   - How you plan on accounting for this debt subsequent to the merger, and the accounting literature relied on when making that determination;
   - Whether you believe the issuance of the supplemental indenture constitutes an extinguishment or modification of Trulia's existing debt; and
   - Whether you are aware of any debt holders who will choose to convert their debt to common shares rather than accept the terms of the supplemental indenture.

Trulia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

2. Summary of Significant Accounting Policies

Revenue Recognition, page 83

6.   We note from your response to prior comment 45 that you record the one time set-up fees charged to franchisors as deferred revenue and amortize the fees as revenue over the estimated life of the customer. We also note that you believe these services have stand-alone value. Please tell us how you considered paragraphs 4 and 5 of ASC 605-25-25 and ASC 605-10-S99-1 when determining that this accounting treatment is appropriate. In this regard, if these fees have stand-alone value, it is unclear why you do not view these services as a separate element of your contracts and recognize revenue as the set-up services are performed. If you do not believe that the impact of a change from amortizing these fees over the life of the customer to recognizing them as you perform the set-up services, please provide us with your materiality analysis in your response.

Spencer M. Rascoff
Zebra Holdco, Inc.
November 5, 2014
Page 3

      You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3730.

          Sincerely,

          /s/ Barbara C. Jacobs

          Barbara C. Jacobs
          Assistant Director

cc: Via E-mail
       David F. McShea, Esq.
       Perkins Coie LLP